UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

X Financial

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

98372W103(1)

(CUSIP Number)

Yue Tang

7-8F, Block A, Aerospace Science and Technology Plaza

No. 168, Haide Third Avenue, Nanshan District

Shenzhen 518067

the People’s Republic of China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  CUSIP number 98372W103 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “XYF.” Each ADS represents two Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

CUSIP No. 98372W103

1	NAMES OF REPORTING PERSONS Mangrove Coast Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,600,000 shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 97,600,000 shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,600,000 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.47%(2) (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Represents 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company. Mangrove Coast Investment Limited is wholly owned by Mangrove Coast Trust, of which Mr. Yue Tang and his family members are the beneficiaries. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.

(2) Calculated based on 291,630,667 ordinary shares issued and outstanding as of as of January 4, 2023, being the sum of (i) 194,030,667 Class A ordinary shares and (ii) 97,600,000 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary share on a one-for-one basis.

CUSIP No. 98372W103

1	NAMES OF REPORTING PERSONS Rhone Trustees (Bahamas) Ltd as trustee of the Mangrove Coast Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,600,000 shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 97,600,000 shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,600,000 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.47%(2) (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Represents 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company. Mangrove Coast Investment Limited is wholly owned by Mangrove Coast Trust, of which Mr. Yue Tang and his family members are the beneficiaries. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.

(2) Calculated based on 291,630,667 ordinary shares issued and outstanding as of as of January 4, 2023, being the sum of (i) 194,030,667 Class A ordinary shares and (ii) 97,600,000 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary share on a one-for-one basis.

CUSIP No. 98372W103

1	NAMES OF REPORTING PERSONS Purple Mountain Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,081,551 shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,081,551 shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,081,551 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.40% (2) (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Represents 1,562,024 Class A ordinary shares in the form of 260,337 ADSs and 2,519,527 Class A ordinary shares held by Purple Mountain Holding Ltd., a British Virgin Islands company. Purple Mountain Holding Ltd. is wholly owned by Mr. Yue Tang. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.

(2) Calculated based on 291,630,667 ordinary shares issued and outstanding as of as of January 4, 2023, being the sum of (i) 194,030,667 Class A ordinary shares and (ii) 97,600,000 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary share on a one-for-one basis.

CUSIP No. 98372W103

1	NAMES OF REPORTING PERSONS Yue Tang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Malta
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 106,985,196 shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 106,985,196 shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,985,196 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.69%(2) (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Represents (i) 5,303,645 Class A ordinary shares held by Yue Tang, (ii) 1,562,024 Class A ordinary shares in the form of 260,337 ADSs and 2,519,527 Class A ordinary shares held by Purple Mountain Holding Ltd., a British Virgin Islands company, and (iii) 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company. Purple Mountain Holding Ltd. is wholly owned by Mr. Yue Tang. Mangrove Coast Investment Limited is wholly owned by Mangrove Coast Trust, of which Mr. Yue Tang and his family members are the beneficiaries. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.

(2) Calculated based on 291,630,667 ordinary shares issued and outstanding as of as of January 4, 2023, being the sum of (i) 194,030,667 Class A ordinary shares and (ii) 97,600,000 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary share on a one-for-one basis.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed on December 19, 2019 (the “Original Schedule 13D”) and Amendment No. 1 to the Original Schedule 13D (the “Amendment No. 1”) and is being filed on behalf of Mr. Yue Tang, Mangrove Coast Investment Limited, Mangrove Coast Trust, and Purple Mountain Holding Ltd. in respect of the Class A ordinary shares, par value $0.0001 per share, and the Class B ordinary shares, par value $0.0001 per share of X Financial.

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 2 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D and Amendment No. 1.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1 - Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2023

YUE TANG

/s/ Yue Tang

RHONE TRUSTEES (BAHAMAS) LTD AS TRUSTEE OF THE MANGROVE COAST TRUST

By:	/s/ Keisha Cleare and Kimberly Strachan
Name:	Keisha Cleare and Kimberly Strachan Authorized Signatories on behalf of Rhone Trustees (Bahamas) Ltd
Title:	Trustee

MANGROVE COAST INVESTMENT LIMITED

By:	/s/ Yue Tang
Name:	Yue Tang
Title:	Director

PURPLE MOUNTAIN HOLDING LTD.

By:	/s/ Yue Tang
Name:	Yue Tang
Title:	Director